Mail Stop 4561

      September 22, 2005

Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
      Amendment No. 6 to Registration Statement on Form SB-2
Filed on September 14, 2005
	File No. 333-122820

Dear Mr. Schellhammer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Risk Factors
ACS`s financial results are dependent on both the number of claims it processes as well as the types of claims it processes, page 10
1. Please revise your subheading and risk factor narrative to highlight the specific risk that results from the stated fact.
For
example, but without limitation, please note the effect that these fluctuations can have on the predictability of your revenues.

ACS may incur increased expenses due to the termination of the Transitional Services Agreement with Patient InfoSystems, page 11
2. Please briefly discuss the circumstances that caused the early termination of this agreement and whether ACS is currently able to provide the services that were provided by PATY under this agreement.
If not, please disclose the services that will either have to be outsourced or require additional personnel.

Management`s Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 17
3. We note your disclosure that PATY advanced $3,327,949 of working capital to ACS since the acquisition and that, as of August 31, 2005, the balance due is $430,000. Please revise to indicate when, and from what source, ACS repaid the approximately $2.9 million. We note that previous amendments indicated that ACS had repaid $1 million of this amount. This comment also applies to your disclosure under the heading, "Certain Relationships and Related Transactions." Please revise or advise.
4. Please disclose Matthew Kinley`s affiliation with ACS or PATY.

Part II

Item 26.  Recent Sales of Unregistered Securities, page II-2
5. Please break out your disclosure to discuss the specific issuances made, including the dates of the issuances, the exercise price of the options issued and the identity or class of purchasers. In addition, please disclose the exemption from registration you relied upon in each issuance, including the facts necessary to support your claim.

Exhibits
6. Please advise us why the Guaranty by John Pappajohn included in
Exhibit 10.13 has different terms than the Guaranty by John
Pappajohn
filed as Exhibit 10.17. For example, but without limitation, the Guaranty filed in Exhibit 10.13 states that Pappajohn will guaranty
$3,250,000 while the Guaranty filed as Exhibit 10.17 states that the guaranty shall be limited to $2,925,000

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP

??

??

??

??

Wayne A. Schellhammer
American Caresource Holdings, Inc
September 22, 2005
Page 1